UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On April 15, 2008, Corpbanca received a letter from the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or the “SBFI”) informing Corpbanca of the SBFI’s approval of Corpbanca’s program to repurchase shares (the “Share Repurchase Program”). An unofficial English translation of the letter is attached hereto as Exhibit 99.1.

On April 17, 2008, CorpBanca published a notice in the Chilean newspaper La Tercera of the results of its Extraordinary Shareholders’ Meeting of Corpbanca held on April 15, 2008 approving the terms and conditions of the Share Repurchase Program. An unofficial English translation of the notice is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: April 22, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of the letter of the Chilean Superintendency of Banks and Financial Institutions dated April 15, 2008, approving the Share Repurchase Program.

99.2	Unofficial English language translation of Corpbanca’s announcement of the results of its Extraordinary Shareholders’ Meeting held on April 15, 2008, published on April 17, 2008 in the Chilean newspaper La Tercera.